

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2016

<u>Via E-mail</u>
Michael N. Waldkirch
Chief Financial Officer
Gold Standard Ventures Corp.
815 West Hastings Street, Suite 610
Vancouver, B.C. V6C 1B4

Re: Gold Standard Ventures Corp.
Form 40-F for the Year Ended December 31, 2015
Filed March 31, 2016
File No. 001-35571

Dear Mr. Waldkirch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2015

Disclosure Controls and Procedures, page 5

1.   We noted from page six that you state "[your] independent registered public accounting firm has issued an attestation report on [your] internal control over financial reporting as of December 31, 2015, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this Form 40-F and incorporated by reference herein." However we do not find the attestation report on your internal control over financial reporting. Please amend your filing to provide the report to comply with paragraph (d) of General Instruction B.(6) or tell us why this guidance is not applicable to you.

<u>Contractual Obligations, page 7</u>

2.   We note you reference the description of your contractual obligations to the commitments section in the MD&A which is attached as Exhibit 99.3. However, we note you do not present your contractual obligations in a manner pursuant to the General Instruction (b)(12) of the Form 40-F. Please revise your disclosure to provide the contractual obligations in a tabular format, which may be accompanied by footnotes. For guidance, refer to the General Instruction (b) (12) of the Form 40-F.

<u>Exhibit 23.1</u>

3.   We note the consent letter of independent registered public accounting firm does not reference to the date of the auditor's report. Please amend your filing to include the date of the auditor's report in the consent letter.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Steve Lo at (202) 551-3394 if you have questions regarding these comments. Please contact me at (202) 551-3650 with any other questions.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining